Exhibit 4.4
EMPLOYMENT AGREEMENT
This employment agreement (the Agreement) is made by and between AETERNA ZENTARIS, INC. (the Corporation), a corporation duly incorporated under the laws of Delaware, and JUDE DINGES (the Executive), domiciled at [civic address redacted for privacy reasons], Georgia, USA, and shall be effective as of November 1, 2013 (the Effective Date):

DEFINITIONS: As used throughout this Agreement:

1.	The term "President," shall mean the President of the Corporation.

2.	The term "Parent" shall mean the Corporation's parent, Aeterna Zentaris Inc.

3.	The term "the Group" shall mean the Parent, subsidiaries and affiliates of the Corporation.

4.	The term "the Governance Committee" shall mean the Corporate Governance, Nominating and Human Resources Committee of the Parent.

5.	The term "the Board" shall mean the Parent's Board of Directors.
SECTION 1 – PURPOSE:
Section 1 – 1 The Corporation wishes to employ, as of the Effective Date, the Executive as its Senior Vice President and Chief Commercial Officer (the CCO), and the Executive wishes to be employed as of the Effective Date by the Corporation on the terms and conditions set forth herein.
Section 1 – 2 The Executive shall report to the President or such other person as designated by the President or the Board.
SECTION 2 – DUTIES:
Section 2 – 1 Executive agrees to devote his business time, attention, skill and efforts to the faithful performance and discharge of his duties and responsibilities as the CCO of the Corporation in conformity with professional standards, in a prudent and workmanlike manner and in a manner consistent with the obligations imposed under applicable law. Executive shall promote the interests of the Corporation and its parent, subsidiaries and affiliates (hereinafter referred to as "the Group") in carrying out Executive's duties and responsibilities and shall not deliberately and knowingly take any action, or fail to take any action which failure could, or reasonably be expected to, have a material and adverse effect on the Corporation or the Group. Subject to the overriding right of the Corporation, as exercised through and by the President, to unilaterally effect any and all changes to the composition thereof, it is intended that Executive would also initially serve as a member of the Group's Operating Committee.
Section 2 – 2 Executive and the Corporation agree that Executive's principal place of business initially will be at the Corporation's office in New Jersey. The Corporation shall have the right to relocate Executive's principal place of business upon reasonable notice. In the event of such relocation of Executive's principal place of business, Executive agrees that such relocation will not serve as, or constitute, termination of employment, constructive or otherwise, or fall within the definition of Termination Without Cause, Resignation for Good Reason or Separation from Service as are defined and set forth in Section 6 below, and specifically within Sections 6.3, 6.5 or 6.6. Executive understands and agrees that his duties and responsibilities will require him to travel on a regular basis to Canada and Europe, as well as to other locations in the world to further the business and interests of the Corporation and the Group.
Section 2 – 3 Executive discloses, represents and affirms that he has no obligation toward any person or entity, including former employers, that would be incompatible with this Agreement or that could create an impediment to or conflict of interest with the performance of his duties with the Corporation and/or the Group.
Section 2 – 4 Executive's duties include the responsibility to ensure a comprehensive and successful ongoing program in support of the Corporation's present, future and anticipated commercial activities, including with respect to:

(a)	approved products;

(b)	post-clinical/pre-market status products;

(c)	in-licensing/co-promotion/collaborative activities;

(d)	out-licensing/alliance activities of the Corporation's and the Group's products/portfolio; and

(e)	any other activities related to the existing or potential portfolio of revenue-generating assets.
In addition, Executive will perform business development, commercial and other related services, including:

(f)	identifying business development opportunities consistent with stated commercial goals of the Corporation and the Group;

(g)	providing critical analysis and decision support;

(h)	developing commercial launch plans for any potential drug or product candidates of the Corporation and the Group;

(i)	identifying potential product candidates for acquisition or in-licensing; and

(j)	recruiting potential candidates for employment with the Corporation and/or the Group.
Furthermore, subject to his direct reporting to the President, Executive shall: (i) directly supervise the following functions and positions within the Corporation's organization, including that of the Group: sales and marketing; supply chain management; business development; and alliance management, and (ii) indirectly supervise or oversee external vendors and third-parties who perform market research and business development activities in support of the commercial activities of the Corporation and the Group. Executive shall be responsible for such other duties and activities as may be assigned to him from time to time by the President.
SECTION 3 – COMPENSATION:
Section 3 – 1 Annual Base Salary. The Corporation shall pay Executive a base annual salary (the Base Salary) in the amount of THREE HUNDRED AND TWENTY THOUSAND DOLLARS US (US$320,000), subject to applicable taxable withholding and deductions and payable in accordance with the Corporation's standard payroll practice for executive officers and employees. The Base Salary shall be reviewed annually by the President and may be changed in accordance with the Corporation's compensation policies.

Section 3 – 2 Annual Cash Bonus. Executive shall be eligible to earn an annual cash bonus (the Annual Bonus), which shall be computed in the target range of 30% of the Executive's Base Salary. Such Annual Bonus will be calculated upon the achievement of performance objectives pre-established by the President. The granting of an Annual Bonus is also based on the business performance of the Corporation and the Group and shall be subject to the full discretion and approval of the Parent's Board of Directors and/or its Governance Committee. The Annual Bonus, if any, payable for any calendar year shall be paid no later than March 15 of the following calendar year.
Section 3 – 3 Stock Options. Subject to any required approval of the Board and/or its Governance Committee, Executive shall be eligible to receive in 2013 150,000 stock options to purchase common shares of the capital of the Parent, subject to vesting, exercise, pricing and all other applicable terms of the Parent's Stock Option Plan.
Section 3 – 4 Car Allowance. The Corporation shall pay Executive an annual, taxable car allowance payable in accordance with the Corporation's policy as it applies to executives. The Corporation shall assume and pay all related operating costs of the vehicle, including insurance, registration, maintenance, repairs and fuel expenses for business use.
Section 3 – 5 Business Expenses. The Corporation shall reimburse Executive, upon presentation of valid receipts or vouchers, for reasonable entertainment, travel and other business expenses, incurred on behalf of or at the request of the Corporation or the Group and which are in accordance with the Corporation's policies and rules; provided, however, (a) the amount of such expenses eligible for reimbursement in any calendar year shall not affect the expenses eligible for reimbursement in another calendar year; (b) no right to such reimbursement may be exchanged or liquidated for another benefit or payment; and, (c) any reimbursements of such expenses shall be made as soon as practicable under the circumstances, but in any event no later than the end of the calendar year following the calendar year in which the related expenses are incurred by Executive.
SECTION 4 – VACATION:
Section 4 – 1 Executive shall be entitled to four (4) weeks of paid vacation leave in accordance with the Corporation's vacation policy for executives. Executive agrees that exercise of the vacation benefit shall be pre-arranged and co-ordinated with the President. All of the vacation benefit shall be taken during each calendar year and shall not be carried over in any amount into succeeding years. Unused vacation leave shall not be payable in cash to the Executive.
SECTION 5 – OTHER BENEFITS:
Section 5 – 1 Subject to eligibility requirements and participation rules, Executive may participate in all of the employee benefit plans maintained by the Corporation and the Group, which are available to employees whose principal place of business is the same as Executive's principal place of business.
SECTION 6 – TERMINATION:
Section 6 – 1 At-Will Employment. Nothing in this Agreement shall be construed to alter the at-will employment relationship between the Corporation and Executive. Subject to the terms set forth in this Agreement, either the Corporation or Executive may terminate Executive's employment at any time for any reason, with or without Cause, as defined in Section 6.2 below.
Section 6 – 2 Termination for Cause. Executive's employment may be terminated by the Corporation upon simple notice in writing transmitted to the Executive, without the Corporation (or any of its

Subsidiaries) being bound to pay any compensation whatsoever if termination is for any of the following reasons, each of which constitutes Cause:

(a)
Executive is declared bankrupt or insolvent or makes an assignment of his property or is placed under protective supervision, which situations Executive acknowledges to be incompatible with the continuation of his employment.

(b)
Executive becomes physically or mentally disabled to such an extent as to make him unable to perform the essential functions of his duties normally and adequately for an aggregate of three (3) months during a period of twelve (12) consecutive months. In such a case, Executive may continue to benefit under short-term and long-term disability insurance plans, subject to the terms of such plans, if any. The Corporation's ability to terminate Executive as a result of any disability shall be to the extent permitted by applicable state or federal law.

(c)	Executive breaches the terms of this Agreement.

(d)
Executive fundamentally or materially fails to perform his duties as an employee and/or as an officer of the Corporation and/or of the Group, or fails or refuses to follow the directives of the President or the Board.

(e)
Executive commits fraud, theft, embezzlement or other felony criminal act. Executive agrees that it shall constitute fraud if Executive provides, or causes to be provided, or misrepresents, either verbally or in writing, to the Corporation or any member of the Group, any information with respect to Executive's background, experience, knowledge, skills or abilities.

(f)
Executive engages in material misconduct or willful or gross negligence in the performance of his duties, causing material damage to the Corporation and/or the Group or to the business of the Corporation and/or the Group.

(g)	Executive misuses or abuses alcohol, drugs or controlled substances.

(h)	Executive uses or discloses in an unauthorized way the proprietary, confidential or trade secret information of the Corporation or of the Group.

(i)
Executive conducts himself publicly, by speech or by behavior, in such a manner as to cause public embarrassment, scandal or ridicule to the Corporation or to the Group, or to any of their respective employees.

Provided, however, excluding Section 6.2(e), no other reason set forth in this Section 6.2 shall constitute Cause unless Executive, upon notice, is given 20 days to effect a cure or a correction and he fails to do so to the reasonable satisfaction of the President and/or the Board; provided, however, that this right to cure only applies if the reason for termination is curable or correctible as determined in the sole and absolute discretion of the President and/or the Board. Executive agrees that any reason for termination that relates to a lack of ethics, honesty or integrity on the part of Executive is not curable.
Section 6 – 3 Good Reason. Executive shall have the right to resign at any time for any of the following reasons, each of which shall constitute Good Reason:

(a)
A more than 25% reduction of Executive's Base Salary as of the Effective Date or as thereafter increased from time to time, provided such reduction is not warranted and due to either company performance or Executive's failure to achieve performance standards or objectives as determined by the President in his/her sole and absolute discretion and judgment.

(b)	A material reduction (absent Executive's consent) in Executive's duties and responsibilities as the Corporation's CCO.
Provided, however, no reason set forth in this Section 6.3 shall constitute Good Reason unless the Corporation upon express, written notice is given a reasonable period to effect a cure or a correction.
Section 6 – 4 Termination by Death. In the event of Executive's death during his period of employment, the Corporation's obligation to make payments under this Agreement shall terminate on the date of death, except the Corporation shall pay Executive's estate or surviving designated beneficiary or beneficiaries, as appropriate, any earned but unpaid salary and bonus and reimburse business expenses incurred but not reimbursed as of his date of death. Vesting of any stock options outstanding on the date of death shall be exercisable only to the extent the Executive's right to exercise was vested on his date of death.
Section 6 – 5 Voluntary Termination. In the event Executive wishes to resign for any reason other than for Good Reason, Executive shall give the Corporation at least thirty (30) days' prior written notice of such resignation. Any such notice properly given shall not relieve either the Executive or the Corporation of their mutual obligations to perform under this Agreement or to relieve the Corporation to compensate the Executive during such notice period for any earned but unpaid salary and bonus and reimburse business expenses incurred but not reimbursed as of his date of termination.
Section 6 – 6 Termination By Separation of Service or Resignation for Good Reason. In the event that Executive has a "separation from service" within the meaning of a §409A of the US Internal Revenue Code of 1986, as amended (a Separation from Service) or Executive resigns for Good Reason: (1) Executive's right to exercise all then outstanding stock options granted to him shall fully and immediately vest on the effective date of his Separation from Service; (2) the Corporation shall pay to Executive in a lump sum (less applicable tax withholdings) an amount equal to (1) one times (1X) the sum of his then Base Salary, his then Annual Bonus, pro-rated as applicable, any earned retention bonus, the amount of his then car allowance (as described in Section 3.4 above)]; and (3) the Corporation shall provide the benefits then provided to Executive under Section 5.1 above by purchasing up to eighteen (18) months of the coverage required under the Consolidated Omnibus Budget Reconciliation Act of 1986 (COBRA). All payments due under this Section shall be paid in US dollars by the Corporation no later than twenty (20) business days after the date of Executive's Separation from Service unless there is a requirement to delay the payments under this Section 6.6 for six (6) months to avoid a tax on Executive under §409A of the US Internal Revenue Code of 1986 (the Code), in which event, the payment shall be so delayed by six (6) months and one day.
SECTION 7 – NON-COMPETITION, NON-SOLICITATION AND LOYALTY:
Section 7 – 1 Executive shall not compete with the Corporation or the Group, directly or indirectly. He shall not participate in any capacity whatsoever in a business that would directly or indirectly compete with the Corporation or with any member of the Group, including one involved in the development and commercialization of the specific endocrine therapies and oncology treatments, which the Corporation or any member of the Group is actively developing, including, without limitation, as an executive, director, officer, employer, principal, agent, fiduciary, administrator of another's property, associate, independent contractor, franchisor, franchisee, distributor or consultant unless such participation is fully disclosed to and approved in writing in advance by the Corporation or the Group. In addition, Executive shall not have any interest whatsoever in such an enterprise, including, without limitation, as owner, shareholder, partner, limited partner, lender or silent partner. This non-competition covenant is limited as follows:

(a)	As to the time period, to the duration of Executive's employment and for a period of one (1) year following the date of termination of his employment;

(b)
As to the geographical area, the territory in which a specific product had been actively exploited by the Corporation or any member of the Group during the two (2) years preceding the employment termination date. For purposes of this clause, the Corporation and the Group are deemed to have actively exploited such territory for such product if, during the two (2) years immediately preceding the employment termination date:

(i)	Distribution rights for this product were granted to a distributor of the Corporation or any member of the Group pursuant to a distribution agreement (exclusive or non-exclusive); or if

(ii)
The Corporation or any member of the Group has completed Phase II clinical development work for this product in this territory, or searched for commercial partners or applied to protect its intellectual property rights in relation to the product and its use, including patent applications in relation to the product or its use, which applications referred to these territories.

(c)
As to the nature of the activities, to duties or activities which are identical or substantially similar to those performed or carried on by Executive during the twenty-four (24) months preceding the termination of his employment.

Section 7 – 2 The foregoing stipulation shall nevertheless not prevent Executive from buying or holding shares or other securities of a corporation or entity, other than the Parent, whose securities are publicly traded on a recognized stock exchange where the securities so held by the Executive do not represent more than five percent (5%) of the voting shares of such other corporation or entity and do not allow for its control.
Section 7 – 3 Executive also undertakes, for the same period and in respect of the same territory referred to above in sub-sections 7.1(a) and 7.1(b) not to solicit clients or do anything whatsoever to induce or to lead any person to end, in whole or in part, business relations with the Corporation or any member of the Group.
Section 7 – 4 Executive also undertakes, for the same period and in respect of the same territory referred to above in sub-sections 7.1(a) and 7.1(b) not to induce, attempt to induce or otherwise interfere in the relations which the Corporation or any member of the Group has with its distributors, suppliers, representatives, agents and other parties with whom the Corporation or any member of the Group deals.
Section 7 – 5 Executive also undertakes, for the same period and in respect of the same territory referred to in sub-sections 7.1(a) and 7.1(b) not to induce, attempt to induce or otherwise solicit the personnel of the Corporation to leave their employment with the Corporation or the Group nor to hire the personnel of the Corporation or the Group for any enterprise in which Executive has an interest.
Section 7 – 6 Executive acknowledges that the provisions of this Section 7 - are limited as to the time period, the geographic area and the nature of the activities to what the parties deem necessary to protect the legitimate interests of the Corporation and the Group, while allowing the Executive to earn his living.
Section 7 – 7 Nothing in this Section 7 - shall operate to reduce or extinguish the obligations of Executive arising at law or under this contract which survive at the termination of this Agreement in reason of their nature and, in particular, without limiting the foregoing, Executive's duty of loyalty and obligation to act faithfully, honestly and ethically.

SECTION 8 – CONFIDENTIALITY:
Section 8 – 1 Executive acknowledges that he has received and will receive or conceive, in carrying on or in the course of his work during his employment with the Corporation, confidential information pertaining to the activities, the technologies, the operations and the business, past, present and future, of the Corporation and/or the Group or related or associated companies, which information is not in the public domain. Executive acknowledges that such confidential information belongs to the Corporation and/or the Group and that its disclosure or unauthorized use could be damaging or prejudicial to the Corporation and/or the Group and contrary to their best interests.
Accordingly, Executive agrees to respect the confidentiality of such information and not to make use of or disclose it to, or to discuss it with, any person, other than in the ordinary course of his duties with the Corporation and the Group, or as required under applicable law, without the explicit prior written authorization of the Corporation.
This undertaking to respect the confidentiality of such information and not to make use of or disclose or discuss it to or with any person shall survive and continue to have full effect notwithstanding the termination of Executive's employment with the Corporation, so long as such confidential information does not become public as a result of an act by the Corporation or a third party, which act does not involve the fault of one of its Executives.
Section 8 – 2 The term confidential information includes, among other things:

(a)	products, formulae, processes and composition of products, as well as raw materials and ingredients, of whatever kind, that are used in their manufacture;

(b)
technical knowledge and methods, quality control processes, inspection methods, laboratory and testing methods, information processing programs and systems, manufacturing processes, plans, drawings, tests, test reports and software;

(c)	equipment, machinery, devices, tools, instruments and accessories;

(d)	information with respect to the compensation and performance of employees of the Corporation and the Group;

(e)
financial information, production cost data, marketing strategies, raw materials supplies, suppliers, staff and client lists and related information, marketing plans, sales techniques and policies, including pricing policies, sales and distribution data and present and future expansion plans; and,

(f)	research, experiments, inventions, discoveries, developments, improvements, ideas, industrial secrets and know-how.
Section 8 – 3 Executive agrees to keep confidential and not to disclose to any third party both the existence and the terms of this Agreement, except (i) to disclose the restrictions stated in Section 7 of this Agreement and (ii) if disclosure is required by regulation or law In the event Executive is required to disclose the existence or terms of this Agreement pursuant to subpoena or other duly issued court order, Executive shall give prompt notice to the Corporation of such subpoena or court order to allow the Corporation sufficient opportunity to contest such subpoena or court order.
SECTION 9 – OWNERSHIP OF INTELLECTUAL PROPERTY:
Section 9 – 1 Executive hereby assigns and agrees to assign to the Corporation (or to the relevant member of the Group for whom the specific work is being performed) all of his intellectual property rights as of their creation and to make full and prompt disclosure to the Corporation of all information relating to anything made or designed by him or that may be made or designed by him during the period of his employment, whether alone or jointly with other persons, or within a period of two (2) years following the termination of his employment and resulting from or arising out of any work performed by Executive on behalf of the Corporation (or the Group) or connected with any matter relating or possibly relating to any business in which the Corporation or any member of the Group or related or associated companies is involved unless specifically released from such obligation in writing by the Board.
Section 9 – 2 In addition, Executive renounces all rights in any document or work realized or created during the period of his employment related to his employment by the Corporation. Executive acknowledges that the Corporation has the right to use, modify or reproduce any such document or work realized or created by Executive, at its sole discretion, without Executive's authorization and without his name being mentioned.
Section 9 – 3 At any time during the period of his employment or after the termination of his employment, Executive shall sign, acknowledge and deliver, at the Corporation's expense, but without compensation other than a reasonable sum for his time devoted thereto if his employment has then terminated, any document required by the Corporation to give effect to Section 9.1, including patent applications and documents evidencing the assignment of ownership. Executive shall also provide such other assistance as the Corporation or any member of the Group may require with respect to any proceeding or litigation relating to the protection or defense of intellectual property rights belonging to the Corporation or to any member of the Group.
Section 9 – 4 The entirety of this Section 9 shall be binding on Executive's heirs, assignees and legal representatives.
SECTION 10 – OWNERSHIP OF FILES AND OTHER PROPERTY:
Section 10 – 1 Any property of the Corporation or of any member of the Group, including any file, sketch, drawing, letter, report, memorandum or other document, any equipment, machinery, tool, instrument or other device, any diskette, recording tape, compact disc, software, electronic communication device or any other property, which comes into Executive's control or possession during his employment with the Corporation in the performance or in the course of his duties, regardless of whether he has participated in its preparation or design, how it may have come under his control or into his possession and whether it is an original or a copy, shall at all times remain the property of the Corporation (or of the relevant member of the Group) and, upon the termination of Executive's employment, shall promptly be returned to the Corporation or its designated representative. Executive may not keep a copy or give one to a third party without the prior expressly written permission of the Corporation.
SECTION 11 – TERMINATION OF PRIOR CONTRACTS:
Section 11 – 1 As of the effective date hereof, this Agreement supersedes and cancels any prior agreement, offer or understanding, verbal or written, with respect to Executive's employment with the Corporation.
SECTION 12 – AMENDMENT OF THE AGREEMENT:
Section 12 – 1 To be valid and enforceable, any amendment to this Agreement must be confirmed in writing by each of the Corporation and Executive.

SECTION 13 – NOTICES:
Section 13 – 1 Any notice given hereunder shall be given in writing and sent by registered or certified mail or hand-delivered. If such notice is sent by registered or certified mail, it shall be deemed to have been received five (5) business days following the date of its mailing if the postal services are working normally. If such is not the case, the notice must be hand-delivered or served by bailiff, at the discretion of the sender. In the case of hand-delivery or service, the notice shall be deemed to have been received the same day. It is agreed that if the delivery date is a non- business day, the notice shall be deemed to have been received on the following business day.
For purposes of mailed or hand-delivered notices to be effectively delivered under this provision, the notices must be addressed as follows:
For the Corporation, the address is: 100 Market Place, Suite 203, 25 Mountainview Boulevard, Basking Ridge, New Jersey, 07920.
For Executive, the address is: Mr. Jude Dinges, [civic address redacted for privacy reasons], Georgia, USA.
SECTION 14 – NON-ASSIGNABILITY:
Section 14 – 1 The obligations and rights under this Agreement may not be assigned or transferred by Executive without the prior written consent of the Corporation, which consent may be denied in the Corporation's sole and absolute discretion.
SECTION 15 – GOVERNING LAW:
Section 15 – 1 This Agreement shall be governed by and interpreted in accordance with the laws of the State of Delaware, notwithstanding any choice of law provisions otherwise requiring application of other laws. It shall be interpreted according to the fair meaning of its terms and not strictly in favor of, or against, either party.
SECTION 16 – SEVERABILITY:
Section 16 – 1 If any provision of this Agreement or the application thereof is held invalid, the invalidity shall not affect other provisions or applications of this Agreement, which can be given effect without the invalid provisions or applications and, to this end, the provisions of this Agreement are declared to be severable.
SECTION 17 – MEDIATION:
Section 17 – 1 The Corporation and Executive hereby expressly agree that with respect to any dispute arising under this Agreement, such dispute shall be resolved solely and exclusively through binding mediation. Any such mediation shall: (1) take place at a location mutually agreed upon by the Corporation and Executive; and (2) be conducted by a recognized panel of three mediators or which can be comprised of three experienced business experts from the pharmaceutical or biotechnical industry mutually agreed upon by the Corporation and Executive. With respect to any such mediation panel, one mediator shall be selected by the Corporation, one mediator shall be selected by Executive, and one mediator shall be selected by mutual agreement between the Corporation and Executive. Each of the parties hereto shall bear its own, respective costs of such mediation.

SECTION 18 – COUNTERPARTS:
Section 18 – 1 This Agreement may be executed in counterparts, each of which shall be deemed one and the same Agreement.

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NOW, THEREFORE, the Corporation and Executive have duly signed this Agreement on the dates shown by their names below:

AETERNA ZENTARIS, INC. (CORPORATION)
By:    DAVID A. DODD
President

Signed Name

Date: 10·31·2013

and

JUDE DINGES (EXECUTIVE)

Signed Name

Date: 10-31-2013